

DIVISION OF

CORPORATION FINANCE

Mail Stop 3561

February 2, 2009

K. Rupert Murdoch
Chairman and Chief Executive Officer
News Corporation
1211 Avenue of the Americas
New York, New York 10036

> **Re:** **News Corporation**
> **Form 10-K for the Fiscal Year Ended**
> **June 30, 2008**
> **Filed August 13, 2008**
> **File No. 001-32352**

Dear Mr. Murdoch:

We have reviewed your responses to the comments in our letter dated December 31, 2008 and have the following comments in response.

<u>Schedule 14A</u>

<u>Incentive Compensation, Page 28</u>

1. We note your response to prior comment 3 and your disclosure under "Employment Arrangements" on page 39. In future filings, please revise to clarify that Mr. DeVoe is contractually entitled to receive awards under the Long Term Incentive Plan that are at least equal to the largest LTIP grant made to any other company executive.

2. Although you have indicated that your Long Term Incentive Plan does not set performance targets for your named executive officers, the incentive compensation of your named executive officers appears to be directly linked to the achievement of certain performance targets by the highest-level of non-NEO executives. That is, because Messrs. Chernin and DeVoe are entitled to awards matching the highest non-NEO LTIP award (and because the other named executive officers appear to have been granted similar awards for purposes of parity), the specific LTIP targets that non-NEO executives must meet or exceed in order to receive incentive compensation would appear to have direct bearing on

the compensation paid to the named executive officers and therefore should be disclosed. In addition, it appears that a component of Mr. Ailes' compensation is based upon the achievement by Fox News Channel of certain EBITDA targets. Please confirm that you will, in future filings, disclose all targets related to your incentive compensation. Additionally, please confirm that you will disclose which, if any, targets were achieved during the relevant period.

* * * * *

 As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact Matthew Spitzer at (202) 551-2502 or me at (202) 551-3314 with any other questions.

Sincerely,

Daniel Morris
Attorney-Advisor

cc: Amy Bowerman Freed, Esq.
        Via Facsimile (212) 918-3100